SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.3)*

BANCO SANTANDER (BRASIL) S.A.

(Name of Issuer)

American Depositary Shares

each representing the right to receive 1 unit, which is composed of 1 common share and

1 preferred share of the Issuer

 (Title of Class of Securities)

05967A107

(CUSIP Number)

April 11, 2017

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05967A107

1	NAMES OF REPORTING PERSONS
Qatar Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
127,811,670

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
127,811,670

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,811,670

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Banco Santander (Brasil) S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A

Vila Olimpia

São Paulo, SP  04543-011

Federative Republic of Brazil

Page 3 of 6 Pages

Item 2(a).	Name of Person Filing:

Qatar Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower, 8th Floor, Diplomatic Street, PO Box 23224, Doha, Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

American Depositary Shares each representing the right to receive one unit, which is composed of 1 common share and 1 preferred share of the Issuer

Item 2(e).	CUSIP Number:

05967A107

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

        127,811,670

(b) Percent of class:  3.32%

(c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote

           127,811,670

      (ii) Shared power to vote or to direct the vote

             0

      (iii) Sole power to dispose or to direct the disposition of

            127,811,670

      (iv) Shared power to dispose or to direct the disposition of

             0

Page 4 of 6 Pages

This report is being filed by Qatar Holding LLC on behalf of itself and its parent, Qatar Investment Authority, which may be deemed a beneficial owner of the 127,811,670 American Depositary Shares of the issuer beneficially owned by its wholly owned subsidiary, Qatar Holding LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2017

QATAR HOLDING LLC

By:	/s/ Tariq Muslih Al-Sabbagh
Name: Dr. Tariq Muslih Al-Sabbagh
Title: General Counsel

Page 6 of 6 Pages